

March 19, 2014

Via E-mail
Mr. Martin P. Connor
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

     Re: Toll Brothers, Inc.
              Form 10-K for fiscal year ended October 31, 2013
              Filed December 23, 2013
              Definitive Proxy Statement of Schedule 14A
              Filed January 31, 2014
              File No. 1-9186

Dear Mr. Connor:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2013

19. Supplemental Guarantor Information, page F-49

1. We note the disclosure in your Form S-4 filed February 3, 2012 and 424B5 filed November 14, 2013 regarding the release provisions in your registered notes. Please tell us what consideration was given to providing a description of each release provision in your Form 10-K. Please provide draft disclosure to be included in future filings that describes the nature of the release provisions each time that you disclose the guarantees are full and unconditional

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 30</u>
<u>Compensation Discussion and Analysis, page 30</u>
<u>Fiscal 2013 Bonus Performance Goals, page 38</u>

2. We note your disclosure that the percentage of the maximum amount potentially available for each of the NEOs in 2013 was determined based on the achievement of specified levels of consolidated revenue and operating income performance goals. We also note your disclosure that "[i]n determining the actual amounts to be paid, the Compensation Committee then made a subjective evaluation regarding the overall individual performance of each of the NEOs and Company performance during fiscal 2013." Based on your disclosure, it is unclear how the compensation committee used the pre-established performance goals and evaluated individual performance to determine the actual amount that was paid to the NEOs in 2013. Please supplementally explain how each of the annual incentive bonuses for fiscal 2013 were determined for each named executive officer and include similar disclosure in future filings. Please also clearly state if the compensation committee established any individual performance goals for the NEOs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787, or Erin Jaskot at (202) 551-3442, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant